HellerEhrman

04 MAR 24 AM 7:21

March 15, 2004

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Vincent Lai
Direct 2292 2102
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

04010808

VIA AIRMAIL

The Office of International Corporate
Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
MAR 25 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-3648

Re: Techtronic Industries Company Limited

Please be informed that the office address of Techtronic Industries Company Limited has been changed to :

24/F, CDW Building
388 Castle Peak Road
Tsuen Wan
Kowloon
Hong Kong

dlw 3/25

HellerEhrman

Please update your records accordingly.

Very truly yours,

Vincent Lai

Enclosures

cc: Techtronic Industries Company Limited